Registration No. 333-264388

Filed Pursuant to Rule 433

Dated July 03, 2024

Cross-Asset Solutions

BMO Capital Markets

NEW ISSUE:

SEC File No. 333-264388 | July 03, 2024

Bank of Montreal's Callable Barrier Notes with Contingent Coupons
Linked to the Least Performing of Three Reference Assets

These notes do not guarantee the return of your principal at maturity

NOTE INFORMATION

Issuer:	Bank of Montreal
Minimum Investment:	$1,000 (and $1,000 increments thereafter)

DATES

Offering Period Closes:	July 26, 2024 (at 2 pm NY Time.)
Pricing Date:	On or about July 26, 2024
Settlement Date:	On or about July 31, 2024
Valuation Date:	On or about July 27, 2026
Maturity Date:	On or about July 30, 2026
Term:	Approximately 2 Years
Issue:	ARC-3681

REFERENCE ASSETS

NASDAQ-100 Index® (Bloomberg symbol: NDX)

Russell 2000 Index® (Bloomberg symbol: RTY)

The MSCI Emerging Markets Index (Bloomberg symbol: MXEF)

TERMS

Contingent Interest Rate:	8.65% of the principal per annum (2.162% per quarter), if payable, unless earlier redeemed.
Trigger Level:	With respect to each Reference Asset, 70% of its Initial Level
Coupon Barrier Level:	With respect to each Reference Asset, 70% of its Initial Level
CUSIP	06376AZA1

TERMS CONTINUED

Contingent Coupons:	If the closing level of **each** Reference Asset is greater than or equal to its Coupon Barrier Level as of the applicable Observation Date, a Contingent Coupon will be paid at the Contingent Interest Rate.
Issuer Call:	Beginning on January 27, 2025, Bank of Montreal may, in its discretion, elect to call the notes in whole, but not in part, on any Observation Date. After the notes are redeemed pursuant to the Issuer Call, investors will not receive any additional payments in respect of the notes.
Observation Dates:	As set forth on page 2 hereof.
Contingent Coupon Payment Dates:	As set forth on page 2 hereof.
Call Settlement Date:	If Bank of Montreal elects to call the notes, the Contingent Coupon Payment Date immediately following the relevant Observation Date.
Trigger Event:	With respect to a Reference Asset, the closing level of the Reference Asset is less than its Trigger Level on the Valuation Date.
Payment Upon Issuer Call:	If Bank of Montreal elects to call the notes, investors will receive their principal amount plus any Contingent Coupon otherwise due on the Call Settlement Date.

INVESTMENT OBJECTIVE

The objective of the notes is to provide clients the potential to earn periodic income, subject to a redemption, while offering limited downside protection against a slight to moderate decline in the Reference Assets over the term of the notes. As such, the notes may be suitable for investors with a moderately bullish view of the Reference Assets over the term of the notes. The performance of the notes may not be consistent with the investment objective.

Please see the following page for additional information about the terms included on this cover page, and how your investment may be impacted. Any capitalized term not defined herein shall have the meaning set forth in the preliminary pricing supplement to which the term sheet relates (see hyperlink below).

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This term sheet, which gives a brief summary of the terms of the notes, relates to, and should be read in conjunction with, the pricing supplement dated July 03, 2024, the Product Supplement dated July 22, 2022, the Prospectus Supplement dated May 26, 2022, and to the Prospectus dated May 26, 2022.

2 Observation Dates and Contingent Coupon Payment Dates: If the notes are not subject to an Issuer Call, the payment at maturity for the notes is based on the performance of the Reference Assets. You will receive $1,000 for each $1,000 in principal amount of the notes, unless a Trigger Event has occurred. If a Trigger Event has occurred, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to: $1,000 + [$1,000 x (Percentage Change of the Least Performing Reference Asset)] This amount will be less than the principal amount of your notes, and may be zero. Payment at Maturity (if held to the Maturity Date): The Reference Asset that has the lowest Percentage Change. Least Performing Reference Asset: The Percentage Change of each Reference Asset, expressed as a percentage, is calculated using the following formula: (Final Level – Initial Level) / Initial Level Percentage Change: With respect to each Reference Asset, the closing level of such Reference Asset on the Pricing Date. Initial Level: With respect to each Reference Asset, the closing level of such Reference Asset on the Valuation Date. Final Level: Investors in these notes could lose all or a substantial portion of their investment at maturity if there has been a decline in the market value of any Reference Asset and the Final Level of any Reference Asset is less than its Trigger Level. We urge you to carefully review the documents described in “Additional Information” below, including the risk factors set forth and incorporated by reference therein, prior to making an investment decision. Principal at Risk: The notes will not be listed on any securities exchange. Although not obligated to do so, BMO Capital Markets Corp. (or one of its affiliates), plans to maintain a secondary market in the notes after the Settlement Date. Proceeds from a sale of notes prior to maturity may be less than the principal amount initially invested. Secondary Market: Contingent Coupon Payment Dates Observation Dates October 31, 2024 October 28, 2024 January 30, 2025 January 27, 2025 May 1, 2025 April 28, 2025 July 31, 2025 July 28, 2025 October 30, 2025 October 27, 2025 January 29, 2026 January 26, 2026 April 30, 2026 April 27, 2026 Maturity Date Valuation Date

3 The risks summarized below are some of the most important factors to be considered prior to any purchase of the notes. Investors are urged to read all the risk factors related to the notes in the pricing supplement and the product supplement to which this term sheet relates. • You could lose up to the entire principal amount of your notes, and your potential return on the notes is limited to any Contingent Coupon payments, if any. If the notes are not subject to an Issuer Call and a Trigger Event has occurred, you will lose 1% of the principal amount for each 1% that the Final Level of the Least Performing Reference Asset is less than its Initial Level. • You may not receive any Contingent Coupons with respect to your notes. • Your notes are subject to early redemption. If the notes are so redeemed, you will not receive any additional Contingent Coupons, and you may not be able to invest the proceeds in a security with a similar return. • Your return on the notes is limited to the Contingent Coupons, if any, regardless of any increase in the level of any Reference Asset. • Whether you receive any Contingent Coupons and your payment at maturity may be determined solely by reference to the least performing Reference Asset, even if any other Reference Assets perform better. • The payments on the notes will be determined by reference to each Reference Asset individually, not to a basket, and the payments on the notes will be based on the performance of the least performing Reference Asset. • A higher Contingent Interest Rate or lower Trigger Levels or Coupon Barrier Levels may reflect greater expected volatility of the Reference Assets, and greater expected volatility generally indicates an increased risk of loss at maturity. • Your return on the notes may be lower than the return on a conventional debt security of comparable maturity. • The notes are unsecured debt obligations of the Issuer and your investment is subject to the credit risk of the Issuer. • Our and our affiliates’ activities may conflict with your interests and may also adversely affect the value of the notes. • Our initial estimated value of the notes will be lower than the price to public, does not represent any future value of the notes, and may also differ from the estimated value of any other party. • The terms of the notes are not determined by reference to the credit spreads for our conventional fixed - rate debt. • The inclusion of the hedging profits, if any, in the initial price to public of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. • You will not have any shareholder rights and will have no right to receive any securities represented by the Reference Assets at maturity. • We have no affiliation with the sponsor of any Reference Asset, and will not be responsible for their actions. • Changes that affect each Reference Asset will affect the market value of the notes, whether the notes will be automatically called, and the amount you will receive at maturity. Adjustments to any Reference Asset could adversely affect the notes. The sponsor of any Reference Asset may make adjustments, discontinue or suspend calculations or publication of that Reference Asset, or discontinue of suspend maintenance of that Reference Asset at any time. • The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. • We and our affiliates may engage in hedging and trading activities related to the notes that could adversely affect our payment to you at maturity. • An investment in the notes is subject to risks associated in investing in stocks with a small market capitalization. • An investment in the notes is subject to risks associated with foreign securities markets. • An investment in the notes is subject to foreign currency exchange rate risk. • An investment in the notes is subject to risks associated with emerging markets. Selected Risk Considerations:

4 Hypothetical Calculations for the Payment at Maturity: Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the notes The following examples illustrate the hypothetical payments on a note at maturity, assuming that the notes are not subject to an Issuer Call. The hypothetical payments are based on a $1,000 investment in the notes, a hypothetical Initial Level of 100.00 for each Reference Asset, a hypothetical Trigger Level of 70.00 for each Reference Asset (70% of its hypothetical Initial Level), the Contingent Interest Rate of 2.162 % per quarter , a range of hypothetical Final Levels of the Least Performing Reference Asset and the effect on the payment at maturity if (i) a Trigger Event occurs with respect to any Reference Asset or (ii) if a Trigger Event does not occur with respect to any Reference Asset. The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not subject to an Issuer Call, the actual cash amount that you will receive at maturity will depend upon whether the closing leve l of any Reference Asset is below its Trigger Level on the Valuation Date . If the notes are subject to an Issuer Call prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable Contingent Coupon . These examples do not give effect to any U.S. federal tax payments or brokerage commissions that you may be required to pay in connection with your purchase of the notes. The Final Level of the Least Performing Reference Asset at maturity is $40, which is less than the Trigger Level and therefore a Trigger Event has occurred. In this case, you will receive a payment of $400 for each $1,000 in principal amount of the notes, resulting in a loss of 60% of your principal amount. Your loss of principal may be partially offset by Contingent Coupons, if any, received with respect to the notes. Example 1: The Final Level of the Least Performing Reference Asset at maturity is $90 and therefore a Trigger Event has not occurred. In this case, you will receive a payment equal to the principal amount of your notes. You will not receive any positive return on your investment other than any Contingent Coupons. Example 2: The Final Level of the Least Performing Reference Asset at maturity is $115, which is 15% greater than the Initial Level. In this case, you will receive a payment equal to the principal amount of your notes. You will not receive any positive return on your investment other than any Contingent Coupons. Example 3:

Additional Information The notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or under the Canada Deposit Ins urance Corporation or by any other U.S. or Canadian governmental agency or instrumentality. The notes will not be subject to conversion into our common shares or the common shares of any of our affiliates under subsec tio n 39.2(2.3) of the Canada Deposit Insurance Corporation Act. Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission, has reviewed or approve d t hese notes, nor or otherwise passed upon the accuracy of this document, to which it relates or the accompanying product supplement , p rospectus supplement, or prospectus. Any representation to the contrary is a criminal offense. The Issuer has filed a registration statement with the SEC for the offerings to which this communication relates. Before you in vest, you should read the prospectus in that registration statement and the other documents discussed below that the Issuer has filed w ith the SEC for more complete information about the Issuer and these offerings. You may obtain these documents free of charge by visiting th e S EC’s web site at http://www.sec.gov . Alternatively, the Issuer will arrange to send to you the prospectus (as supplemented by the prospectus supplement, product supplement, and preliminary pricing supplement to which this term sheet relates) if you request it by cal lin g its agent toll - free on 1 - 877 - 369 - 5412 or emailing investor.solutions@bmo.com . The information in this term sheet is qualified in its entirety by the more detailed explanations set forth elsewhere in the Iss uer’s preliminary pricing supplement dated July 03, 2024 and the accompanying product supplement, prospectus supplement, and prospectus. Unless the context provides otherwise, capitalized terms used in this term sheet but not defined shall have the meaning assigned to them in the pricing supplement, product supplement, prospectus supplement, or prospectus, as applicable, to which this term sheet relates. Infor mat ion about retrieving these documents can be found elsewhere in this term sheet. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website): • Preliminary Pricing Supplement dated July 03, 2024: https://www.sec.gov/Archives/edgar/data/927971/000121465924011932/e73244fwp.htm • Product Supplement dated July 22, 2022: https://www.sec.gov/Archives/edgar/data/927971/000121465922009102/r712220424b2.htm • Prospectus Supplement and Prospectus dated May 26, 2022: https://www.sec.gov/Archives/edgar/data/0000927971/000119312522160519/d269549d424b5.htm Our Central Index Key, or CIK, on the SEC website is 927971. As used in this terms sheet, the “Issuer,” “we,” “us” or “our” r efe rs to Bank of Montreal, but not its consolidated subsidiaries. This term sheet contains no description or discussion of the United States tax consequences of the acquisition, holding or di spo sition of the notes. We urge you to carefully read the section entitled “U.S. Federal Tax Information” in the accompanying pricing supplement, the section entitled “Supplemental Tax Considerations — Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Cert ain Income Tax Consequences” in the accompanying prospectus supplement, in each case, to which this term sheet relates. You should consult your tax advisor about your own tax situation. 5